UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2021

Commission File Number 001-38072

NexGen Energy Ltd.

(Translation of registrant’s name into English)

Suite 3150, 1021 – West Hastings Street

Vancouver, B.C., Canada V6E 0C3

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F     ☐             Form 40-F     ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) ☐

EXHIBIT INDEX

Exhibit	Description

99.1	Material Change Report, dated February 24, 2021, with respect to the conversion of outstanding debentures

99.2	Material Change Report, dated February 24, 2021,with respect to the filing of a Technical Report on Feasibility Study

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on February 25, 2021.

NEXGEN ENERGY LTD.

By:	/s/ Leigh Curyer
	Name:	Leigh Curyer
	Title:	Chief Executive Officer

3